File No. 70-8087


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

               AMENDMENT NO. 6 (POST EFFECTIVE) TO

                            FORM U-1

                     APPLICATION-DECLARATION

                           UNDER THE

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ________________________________

               CENTRAL AND SOUTH WEST CORPORATION
                  1616 Woodall Rodgers Freeway
                      Dallas, Texas  75202

      (Name of companies filing this statement and address
                 of principal executive office)
                _________________________________

               CENTRAL AND SOUTH WEST CORPORATION

         (Name of top registered holding company parent)

                _________________________________

                      Stephen J. McDonnell
                            Treasurer
               Central and South West Corporation
                  1616 Woodall Rodgers Freeway
                      Dallas, Texas  75202

                      Joris M. Hogan, Esq.
                 Milbank, Tweed, Hadley & McCloy
                     1 Chase Manhattan Plaza
                    New York, New York  10005

           (Names and addresses of agents for service)


          Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), hereby files this Amendment No. 6 (Post-Effective) to the Form U-1 Application-Declaration in file No. 70-8087 for the purposes of amending Items 1 through 5 of such Application-Declaration. In all other respects, the Application-Declaration as previously filed will remain the same.
Item 1.  Description of Proposed Transaction.
          CSW currently has in place a Dividend Reinvestment and Stock Purchase Plan (the "Current Plan") pursuant to which shares of CSW's Common Stock, $3.50 par value per share (the "Common Stock"), are either newly issued or purchased in the open market with reinvested dividends and optional cash payments made by registered shareholders of CSW, employees and eligible retirees of CSW or its subsidiaries and non-shareholders of legal age who are residents of the States of Arkansas, Louisiana, Oklahoma and Texas. By order (the "CSW Order") dated October 4, 1993, the Securities and Exchange Commission (the "Commission"), pursuant to delegated authority, authorized the issuance and sale of CSW's Common Stock under Sections 6(a) and 7 of the 1935 Act and Rule 50(a)(5) thereunder in connection with the Current Plan. A full statement of the provisions of the Current Plan is included in CSW's Registration Statement on Form S-3 (the "Existing Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), previously filed as Exhibit 8 hereto.
          By letter (the "CSW Letter") dated August 31, 1993, the Commission, pursuant to delegated authority, granted CSW an exemption from Rule 10b-6 under the Securities Exchange Act of 1934, as amended (the "1934 Act") in connection with the Current Plan. A copy of the CSW Letter was previously filed as Exhibit 10 hereto.
          By letter (the "STA Letter") dated December 1, 1994 addressed to the Securities Transfer Association, as supplemented by letter dated May 12, 1995, the Commission, pursuant to delegated authority, granted a class exemption from Rule 10b-6 under the 1934 Act, subject to certain conditions, to qualified dividend reinvestment and stock purchase plans to facilitate the availability of such plans to investors. The STA Letter also addressed issues concerning broker-dealer registration under Sections 15(a) and 17A of the 1934 Act. By letter to the Commission dated June 21, 1995, in accordance with the terms of the STA Letter, CSW elected to opt-in to the class exemption from Rule 10b-6 granted under the STA Letter and, in so doing, agreed to operate the Current Plan in accordance with the terms and conditions of the STA Letter. By opting-in to the STA Letter, CSW permitted to lapse the exemption granted to it by the Commission pursuant to the CSW Letter.
          CSW now proposes to make certain amendments to the Current Plan (as amended, the "Plan") (a) to increase the number of originally issued shares of Common Stock that may be offered pursuant to the Plan from 5,000,000 to 10,000,000, (b) to permit non-shareholders of legal age who are residents of all fifty States of the United States of America and the District of Columbia to participate in the Plan, (c) to increase the initial cash investment required for enrollment in the Plan by non-employees and non-retirees from $100 to $250, and (d) to change the frequency of investment in shares of Common Stock by the Plan from bi-monthly to weekly.
          A full statement of the provisions of the Plan will be included in CSW's Registration Statement on Form S-3 (the "New Registration Statement") registering an additional 5,000,000 shares of Common Stock to be offered pursuant to the Plan under the 1933 Act. The New Registration Statement will be filed by amendment as Exhibit 11 hereto.
          Eligibility of Participants and Purposes of the Plan. The Plan will be open to registered shareholders of
CSW, employees and eligible retirees of CSW or its subsidiaries, and non-shareholders of legal age who are residents of the fifty States of the United States of America and the District of Columbia (such States and the District of Columbia, collectively, the "Eligible Area", and such persons, collectively, the "Eligible Persons"). Eligible Persons include but are not limited to retail electric customers of CSW's public utility subsidiaries ("Customers").
          The amendments to the Current Plan are primarily intended to make the Plan more attractive and available to investors, and more cost-effective to investors and CSW than the Current Plan. CSW believes that Customer participation will afford Customers greater understanding of CSW's and its subsidiaries' operations and financial position and will offer an opportunity to stimulate Customer involvement in its corporate affairs. In addition, CSW believes that expanding the availability of the Plan to non-shareholders who are residents of all fifty States and the District of Columbia will enable CSW to raise additional equity capital without incurring the expenses that would be required to raise such additional equity through an underwritten public offering, and at the same time enable CSW to increase the shareholdings of small, long-term investors.
          Sources of Common Stock and Use of Proceeds.
          As with the Current Plan, the shares of Common Stock purchased under the Plan with the initial cash investments, Optional Cash Purchase (as hereinafter defined) payments and reinvested dividends, if any, may be, in the discretion of CSW, authorized but previously unissued Common Stock or shares of Common Stock purchased on the open market by the Independent Agent (as hereinafter defined). CSW is currently purchasing Common Stock on behalf of the Current Plan directly from CSW out of its authorized but previously unissued Common Stock and CSW will not change the source of shares of Common Stock to open market purchases absent a determination that CSW no longer has a need to raise capital or that there is another compelling reason for the change and in no event more than once every three months. To the extent that shares are purchased in the open market by the Independent Agent under the Plan, CSW will not receive any proceeds. CSW proposes to use the proceeds from the sale of the newly issued shares of Common Stock for repayment of long- or short-term indebtedness, for working capital or for other general corporate purposes.
     None of the proceeds from the sale of the Common Stock will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
     CSW Northwest GP, Inc., CSW Northwest LP, Inc., CSW Development-3, Inc. and Northwest Power Company, LLC (collectively, the "CSW EWG's"), each an indirect subsidiary of CSW, are the only EWGs in which CSW has equity interests. CSW, through its subsidiary CSW Energy, Inc., has invested an aggregate of $3,500 in the CSW EWGs as of September 30, 1995, or less than 1% of $1.83 billion, the average of CSW's consolidated retained earnings for the four consecutive quarters ended September 30, 1995 ("Average Retained Earnings"). Seeboard plc, a regional electric company organized in the United Kingdom in which CSW holds an indirect 27% equity interest, is the only FUCO in which CSW has an equity interest. CSW, through its subsidiary CSW International, Inc., had invested approximately $680 million in Seeboard as of November 15, 1995, or approximately 37% of Average Retained Earnings. CSW thus satisfies Rule 53(a)(1).
CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying
Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
     None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
          Basic Terms of Plan.
          Enrollment. A registered shareholder of CSW may enroll in the Plan by submitting an enrollment form ("Enrollment Form") to Shareholder Services (as hereinafter defined). A shareholder of CSW whose shares are not held in his/her name may enroll in the Plan by having shares registered in his/her name and by completing an Enrollment Form. Any other Eligible Person may enroll in the Plan by making an initial cash investment of at least $250, but not more than $100,000 annually (the "Annual Limit"), at the time the Eligible Person submits an Enrollment Form. This initial cash investment will be used to purchase shares of Common Stock. Thereafter, a Participant (herein so called) may purchase Common Stock of CSW by making Optional Cash Purchases (herein so called) of a least $25 per investment and not more than the Annual Limit for the purchase of Common Stock. Participants may elect to make Optional Cash Purchases by means of automatic monthly investments by electronic funds transfer from a predesignated U.S. account.
          Two rules regarding reduced minimum purchases apply to employees and eligible retirees of CSW or its subsidiaries. First, the $250 initial investment minimum will not apply to any such employee or retiree. Second, the minimum purchase for an employee/retiree through payroll/pension deductions is $10.00. Except to the extent such reduce minimum purchase rules apply, employees and eligible retirees of CSW or its subsidiaries are subject to the limits generally applicable to all Participants.
          Reinvestment Options. Participants will have the following three options for reinvestment of dividends in shares of Common Stock under the Plan. Participants in the Plan will be able to (a) automatically reinvest cash dividends on all shares of Common Stock registered in their names and all shares of Common Stock purchased pursuant to the Plan ("Plan Shares") (Full Dividend Reinvestment), (b) receive cash dividends on a portion of the shares of Common Stock registered in their names and their Plan Shares, and automatically reinvest cash dividends on the remainder (Partial Dividend Reinvestment), or (c) continue to receive cash dividends on all shares of Common Stock registered in their names and all Plan Shares (No Dividend Reinvestment). Under any of the reinvestment options, Participants may make Optional Cash Purchases from time to time of not less than $25 per payment and not more than the Annual Limit. No service charge or commission, other than negotiated commissions and fees paid to the Independent Agent, will be charged to Participants in connection with purchases under the Plan, and all general costs of administration of the Plan will be paid by CSW.
          Initial cash investments and Optional Cash Purchase Payments will be invested weekly and dividends, if any, will be reinvested commencing on the Investment Date (as hereinafter defined) immediately following the applicable date on which dividends are payable. Dividends on Common Stock typically have been paid on the last business day of February, May, August, and November. If the shares are purchased on the open market, the exact timing and manner of such purchases within the Investment Period (as hereinafter defined) will be determined by the Independent Agent in its sole discretion. The Independent Agent(s) for purchases and sales of Common Stock under the Plan serve for terms of one year subject to the terms and conditions of an agreement with such Independent Agent, a form of which was previously filed as Exhibit 9 hereto.
          Share Prices - Purchases. The price of shares of newly issued Common Stock under the Plan will be the average of the daily high and low sale prices of the Common Stock on the New York Stock Exchange on the applicable Investment Date (as hereinafter defined). If the New York Stock Exchange is not open for trading on that day, the purchase price of the Common Stock will be the average of the daily high and low sale prices for such shares on the next succeeding day on which the New York Stock Exchange is open for trading. The Independent Agent will verify calculations of the price of shares of newly issued Common Stock.
          The price of shares of Common Stock of CSW purchased under the Plan by the Independent Agent on the open market (computed to three decimal places) with respect to any Investment Period will be the average price of all such shares of Common Stock purchased by the Independent Agent for Participants in the Plan during such Investment Period plus brokerage commissions and other fees. If the Common Stock is purchased on the open market, the period for investment (the "Investment Period") will commence on each Monday of each week (or, if not a business day, the next succeeding business day) (each, an "Investment Date") and will continue until all applicable funds are invested, but in no instance past the day prior to the commencement of the next Investment Period. If the Common Stock to be purchased consists of newly issued shares purchased from CSW, the shares will be issued by CSW as of the Investment Date. With respect to an Investment Period in which a common stock dividend is payable, timely cash investments will be aggregated with reinvested dividends for the purpose of determining the total amount of funds to be invested.
          CSW has determined not to institute a discount program
under the Plan.
          Sale of Shares. A Participant may sell or withdraw all or a portion of his/her shares at any time. Sales of shares through the plan will be "matched" with other Participants' purchases by Shareholder Services (as hereinafter defined), but will be executed without regard to such purchases. The price of shares sold by Participants under the Plan will be the weighted average cost of shares at which the Independent Agent sells shares during the applicable Investment Period, less fees and commissions.
          A Participant may discontinue participation in the Plan and terminate his/her account at any time prior to any dividend record date by writing to CSW. As soon as practicable following receipt of a notice of termination and a request for a certificate from the Participant, Shareholder Services will send the Participant a certificate for the full shares in his/her account. If the Participant so requests, the Independent Agent will sell such shares and send him/her a check for the net proceeds. Fees and commissions of the Independent Agent will be deducted from the check for the proceeds of the sale. The Independent Agent will sell shares of Common Stock under the Plan on a weekly basis.
          Whether the Participant requests to sell the shares in his/her Plan account or elects to receive certificates for the full shares in his/her account, the Participant's interest in fractional shares will be paid in cash on the basis of the price paid to the Participant for his/her whole shares. a Participant will be entitled to request in writing and receive a certificate representing the full shares of Common Stock credited to his/her Plan account.
          Convenience Features. The Plan contains some features designed to enhance shareholder convenience. As with the Current Plan, the Plan will permit shareholders to deposit certificates into the Plan, reducing the shareholder's risk of loss of a physical certificate. In addition, the Plan will permit existing Participants to deposit and sell odd-lots through the Plan.
          Amendment or Termination of Plan. CSW has reserved the right to suspend, modify (subject to any required approval from regulatory authorities) or terminate the Plan at any time.
          CSW's Role in Administration of the Plan.
          As with the Current Plan, CSW's Shareholder Services Department ("Shareholder Services") will share the administration of the Plan with the Independent Agent. While the Independent Agent will make open market purchases and sales under the Plan, CSW will handle the other clerical and ministerial elements of Plan administration, including transferring registration and issuing certificates for securities, communicating with Participants, maintaining records of each Participant's activities, issuing Participant account statements, and handling cash submitted by Participants. Participants may deposit stock certificates for Common Stock with Shareholder Services for safekeeping, in which case such shares will be credited to such Participant's Plan account. Shareholder Services on a quarterly basis will send to each Participant a statement of his/her account, showing all pertinent information with respect to such Participant's account, including total shares held by CSW for the account of the Participant, dividends received, dividends reinvested, cash investments invested in Common Stock, sales of Common Stock, the price at which such shares were purchased or sold (net of brokerage fees and commissions), and the aggregate number of shares purchased or sold. Participants will also receive from Shareholder Services written confirmations of cash invested upon opening an Plan account or making Optional Cash Purchases of Plan Shares.
          Any shares of Common Stock distributed by CSW as a stock dividend on shares credited to a Participant's Plan account, or on any split of these shares, will be credited to the Participant's Plan account. Each Participant has a right to vote the shares credited to such Participant's account. Shareholder Services will distribute proxy cards to Participants and will vote all Plan Shares in the manner indicated by the proxy card returned to Shareholder Services by the Participant. If a Participant does not return a valid proxy card, the shares of Common Stock held in such Participant's Plan account will not be voted.
          Communication and Solicitation.
          Existing shareholders, employees and retirees, and Customers will be notified of the existence of the Plan through letters, inserts with financial reports, payroll stubs, intra-office mail and informational conferences and messages printed on the face of Customer invoices and/or billing inserts. The general public within the Eligible Area will be notified of the existence of the Plan though announcements, newspaper advertisements, circulars, notices and investor fairs, all in accordance with the guidelines set forth in the STA Letter. Eligible Persons expressing an interest in the Plan will receive a prospectus and related materials, including an information brochure describing CSW and the Plan, and related enrollment materials. In compliance with the STA Letter, all such solicitations will contain no less than the information required and no more than the information allowed by Rule 134, promulgated under the 1933 Act. CSW will not engage in any oral solicitation of participation in the Plan other than to respond to inquiries initiated by Eligible Persons and any such response will be limited to information about the Plan contained within the prospectus and/or the New Registration Statement.
Item 2.  Fees, Commissions and Expenses.
          An estimate of the fees and expenses to be paid or incurred by CSW in connection with the proposed transactions follows:
          Holding Company Act Filing Fee ...........  $  2,000*

          Registration Fee:
               Securities and Exchange Commission ..     45,000

          Reservation Fee:
               New York Stock Exchange .............      1,500

          Design, Printing and Stationery ..........    100,000

          Postage and Freight ......................     28,000

          Counsel Fees:
               Milbank, Tweed, Hadley & McCloy
               New York, New York ..................     25,000

          Fees to Public Accountants ...............      5,000

          Blue Sky Fees and Expenses ...............      5,000

          Miscellaneous and incidental expenses
               including travel, telephone and
               postage .............................      4,000
                                                       ________
                    Total ..........................   $245,000

_______________
* Actual Amount
          The fees and expenses include those charges incurred for the services of Central and South West Services, Inc., an affiliate mutual service company of CSW operating pursuant to
Section 13 of the 1935 Act and the rules thereunder.
Item 3.  Applicable Statutory Provisions.
     Sections 6 and 7 of the 1935 Act are or may be applicable with respect to the issuance and sale of Common Stock pursuant to the Plan.
          To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the 1935 Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.
Item 4.  Regulatory Approval.
          No federal or state regulatory authority, other than the Commission under the 1935 Act, has any jurisdiction over the proposed transactions.
Item 5.  Procedure.
          One or more registration statements on Form S-3 under the 1933 Act will be filed from time to time with the Commission in connection with the issue and sale by CSW of part or all of the Additional Common Stock pursuant to the Plan.
          CSW requests that the Commission issue and publish no later than December 8, 1995, the requisite notice under Rule 23 with respect to the filing of this Amendment No. 6, such notice to specify a date as soon as possible, but in any case not later than January 3, 1996, as the date after which an order granting and permitting this Amendment No. 6 to become effective may be entered by the Commission and the Commission enter as soon as possible, but in any case not later than January 4, 1996, an appropriate order granting and permitting this Amendment No. 6 to become effective.
          CSW respectfully requests that appropriate and timely action be taken by the Commission in this matter in order to permit consummation of the proposed transactions at the earliest possible date.
          No recommended decision by a hearing officer or any other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30-day waiting period between the issuance and the effective date or any order issued by the Commission in this matter; and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements.
         Exhibit 1 -  Second Restated Certificate of
                      Incorporation of CSW as amended
                      (Incorporated herein by reference to
                      Exhibit 3.1 to CSW's June 30, 1995
                      Form 10-Q, File No. 1-1443).

         Exhibit 2 -  Certificate of Amendment to Second Restated
                      Certificate of Incorporation of CSW dated
                      May 20, 1991 (Incorporated herein by
                      reference to Exhibit 3.2 to CSW's June 30,
                      1995 Form 10-Q, File No. 1-1443).

         Exhibit 3 -  Bylaws, as amended, of CSW (Incorporated
                      herein by reference to Exhibit 3(b) to
                      CSW's 1990 Form 10-K, File No. 1-1443).

         Exhibit 4 -  Preliminary opinion of Milbank, Tweed,
                      Hadley & McCloy, counsel to CSW (to be
                      filed by amendment).

         Exhibit 5 -  Final or "past-tense" opinion of Milbank,
                      Tweed, Hadley & McCloy, counsel to CSW (to be filed with the Certificate of Notification).

         Exhibit 6 -  Financial Statements per books and pro
                      forma as of September 30, 1995 (to be filed by amendment).

         Exhibit 7 -  Proposed Notice of Proceeding.

         Exhibit 8 -  Form S-3 Registration Statement of CSW
                      under the Securities Act of 1933, as
                      amended, relating to the sale of 5,000,000 shares of the Common Stock (to be filed by amendment).

                        S I G N A T U R E
                        - - - - - - - - -


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
          Dated:  December  4, 1995



                                   CENTRAL AND SOUTH WEST
                                     CORPORATION



                                   By:/s/ STEPHEN J. MCDONNELL
                                      Stephen J. McDonnell
                                        Treasurer

                        INDEX OF EXHIBITS

EXHIBIT                                             TRANSMISSION
NUMBER                   EXHIBITS                      METHOD

   1           Second Restated Certificate of           --
               Incorporation of CSW as amended
               (Incorporated herein by reference
               to Exhibit 3.1 to CSW's June 30,
               1995 Form 10-Q, File No. 1-1443).

   2           Certificate of Amendment to              --
               Second Restated Certificate of
               Incorporation of CSW dated
               May 20, 1991 (Incorporated herein
               by reference to Exhibit 3.2 to
               CSW's June 30, 1995 form 10-Q,
               File No. 1-1443).

   3           Bylaws, as amended, of CSW               --
               (Incorporated herein by reference
               to Exhibit 3(b) to CSW's 1990
               Form 10-K, File No. 1-1443).

   4           Preliminary opinion of Milbank,          --
               Tweed, Hadley & McCloy, counsel
               to CSW (to be filed by amendment).

   5           Final or "past-tense" opinion of         --
               Milbank, Tweed, Hadley & McCloy,
               counsel to CSW (to be filed with
               the Certificate of Notification).

   6           Financial Statements per books and       --
               pro forma as of September 30, 1995
               (to be filed by amendment).

   7           Proposed Notice of Proceeding.        Electronic

   8           Form S-3 Registration Statement          --
               of CSW under the Securities Act
               of 1933, as amended, relating to
               the sale of an additional 5,000,000
               shares of the Common Stock (to be
               filed by amendment).